Exhibit 1

TSX: CCO
NYSE: CCJ
website: cameco.com
currency: Cdn (unless noted)

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Conversion Facility Workers Accept Contract Offers
Saskatoon, Saskatchewan, Canada, July 8, 2010 . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) said today that about 260 unionized employees at its conversion facility in Port Hope, Ontario have voted to accept a new collective agreement.
The employees, represented by the United Steelworkers locals 13173 and 8562, have agreed to a three year contract that includes a five percent wage increase over the term of the agreement. Contracts with both groups of employees expired June 30, 2010.
Cameco’s conversion facility in Port Hope produces uranium dioxide, used to manufacture Candu reactor fuel, and uranium hexafluoride which, after further processing, becomes the fuel for most other types of nuclear reactors. Total workforce at the conversion facility, including managers and non-unionized employees, is approximately 375.
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries:	Lyle Krahn	(306) 956-6316

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